06004814

AB 3/21/06 *

3/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Street Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 11th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Schuit 212-824-0738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 213

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 26 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jason Schuit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Street Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MADELINE GAIR
Notary Public, State of New York
No. 01GA6023311
Qualified in Queens County
Commission Expires April 19, 2007

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

South Street Securities LLC

Statement of Financial Condition
December 31, 2005

South Street Securities LLC
Index
December 31, 2005

Page(s)

Report of Independent Auditors 1

Statement of Financial Condition 2

Notes to Financial Statements 3-7

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and Member
of South Street Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of South Street Securities LLC (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2006

South Street Securities LLC
Statement of Financial Condition
December 31, 2005

Assets	
Cash	$ 1,133,769
Deposits with clearing organizations	665,000
Securities purchased under agreements to resell	6,771,563,013
Financial instruments owned, at market value (of which all is pledged to FICC)	3,266,510,435
Receivable from clearing organizations	124,513,640
Fixed assets, net	108,373
Prepaid expenses and other assets	180,736
Total assets	$ 10,164,674,966
Liabilities and Member's Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 9,896,225,248
Accrued expenses	1,994,942
Total liabilities	9,898,220,190
Member's Equity	266,454,776
Total liabilities and member's equity	$ 10,164,674,966

The accompanying notes are an integral part of this statement of financial condition

1. Organization and Nature of Business

South Street Securities LLC ("South Street" or the "Company") is a limited liability company established in the state of Delaware. The Company is registered as a securities broker-dealer pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed to create and manage for its own account, a matched-book portfolio of repurchase agreements and reverse repurchase agreements transactions, including bond borrowing and related hedging activities (the "Repo Program").

The Company is a wholly owned subsidiary of South Street Securities Funding LLC ("SSSF" or the "Parent"), which owns the Member Interest in South Street. The Company, SSSF, Capital Markets Engineering & Trading LLC ("CMET LLC") and other third parties have entered into a Program Agreement dated April 19, 2004 and as amended thereafter, (collectively the "Program Agreement"), which details the business arrangement related to the Repo Program (Note 6). SSSF and CMET LLC are both wholly owned subsidiaries of CMET Finance Holdings Inc. ("CMET Finance").

On October 25, 2005, CMET Finance merged SSSF with another wholly owned subsidiary, Three Rivers Securities Funding LLC ("TRSF") and simultaneously caused the merger of Three Rivers Securities LLC ("TRS"), a wholly owned subsidiary of TRSF, and South Street (the "Mergers"), with South Street and SSSF emerging as the surviving entities. Prior to the Mergers, TRS was a registered securities broker-dealer that conducted its own Repo Program.

The merger of South Street and TRS was accounted for in accordance with SFAS 141, "*Business Combinations*", whereby mergers of entities under common control are accounted for as a pooling of interest. Accordingly, South Street has recorded the assets and liabilities transferred from TRS, at their book value, and the accompanying statement of financial condition reports of both South Street and TRS as though the transfer of net assets had occurred as of the beginning of the year. In addition, all references to SSSF in the accompanying notes to statements of financial condition includes the activities of TRSF prior to the Mergers.

2. Summary of Significant Accounting Policies

Cash
Cash consists of cash in banks which is held primarily at one major U.S. financial institution.

Financial instruments
Purchases and sales of financial instruments are recorded on trade-date basis. Financial instruments owned in the statement of financial condition consist of U.S. Treasury Bills. Financial instruments are carried at market value.

Income taxes
The Company is not subject to U.S. federal, state or local income taxes. Such taxes are the responsibility of the individual members. However, certain aspects of the Company's business are subject to New York City unincorporated business tax.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Clearing arrangement with FICC and concentration of credit risk

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearing house for resale and repurchase transactions.

At the end of each day every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. Accordingly, to the extent a counterparty does not fullfill its obligations any credit risk the Company has related to such transactions is with FICC. To date, the Company has cleared all of its transactions through FICC on a fully disclosed basis.

As of December 31, 2005, the Company has a receivable of $ 117,138,766 from FICC, which is included in receivable from clearing organizations in the accompanying statement of financial condition.

4. Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased under agreement to resell ("reverse repurchase agreements") and sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the company to obtain possession of the collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. The company accounts for repurchase agreements to maturity as a sale in accordance with FAS 140 *"Security Lending Repurchase Transactions and collateral Provision"*.

Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under FASB Interpretation *No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" ("FIN 41").* At December 31, 2005, the Company's assets and liabilities were netted by approximately $15,244,000,000 as a result of the application of FIN 41.

As of December 31, 2005, the Company has the right to sell or repledge all of the securities it has received under resale agreements. Of this amount, all were repledged as of December 31, 2005. These repledged securities have been used in the normal course of business.

As of December 31, 2005, the company has accepted securities with market values of approximately $22,032,440,000 under reverse repurchase agreements and pledged securities with market values of approximately $26,423,670,000 under repurchase agreements, prior to the application of FIN 41. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities.

As of December 31, 2005, the Company has posted as collateral approximately $67,458,000 of its securities related to the Company's repurchase agreements to the FICC (Note 3).

As part of the Company's matched-booked trading activites the Company enters into futures transactions to manage their interest rate risk. Balances related to such transactions are included in receivable from clearing organization.

5. Member's Equity

During 2005, the Company received $8,081,491 in aggregate capital contributions, of which $1,864,948 was in the form of servicer fees and other expenses paid on behalf of the Company by CMET Finance.

6. Related Parties

Program Agreement

In accordance with the Program Agreement, the Company is required to make quarterly distributions to SSSF based upon (i) a return on certain obligations of SSSF (ii) certain expenses of SSSF and (iii) the Program Cash Flow, as defined in the Program Agreement. During the year ended December 31, 2005, the Company has made distributions of $119,306,391 to SSSF.

The Company is required to pay to CMET LLC, the program administrator, an administrative fee which is accrued at a per annum rate equal to 1.4063% prior to and 2.0455% after February 3, 2005, on the daily average outstanding principal amount of SSSF's junior and senior debt related to the Repo Program. As of December 31, 2005, approximately $382,191 of these costs are included in accrued expenses on the accompanying statement of financial condition.

Due to these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties. This accompanying financial statement has been prepared from the separate records maintained by South Street, but may not necessarily be indicative of the conditions that would have existed, if South Street had been operated as an unaffiliated entity.

7. Commitments and Contingencies

Forward Contracts on Resale and Repurchase Agreements

As of December 31, 2005, the Company has entered into forward starting repurchase agreements of approximately $6,900,000 and forward reverse repurchase agreements of approximately $25,800,000 in U.S. Treasury bills with effective start dates subsequent to December 31, 2005.

Services Arrangement

On April 19, 2004, South Street entered into an Amended and Restated Vendor Services Agreement (the "Original Services Agreement") with a third party program servicer (the "Original

Program Servicer") to provide South Street with various accounting, investment, compliance, and operation functions (the "Back Office Functions") upon the commencement of the Repo Program. The Original Services Agreement had an initial term of five years commencing on April 19, 2004, but could be terminated at any time by a mutual written agreement executed by the Orginal Program Servicer and South Street. The Original Services Agreement was terminated as of August 1, 2005. The Original Program Servicer is still entitled to receive an incentive fee in the amount equal to 9.0% of Program Cash Flow, as defined in the Program Agreement.

As a result of the termination of the Original Service Agreement, South Street is operating under the terms and conditions of the April 19, 2004, and as amended, Back-Up Services Agreement (the "Back Up Services Agreement") with the third party program servicer, that provided similar services to TRS prior to the Mergers (the "Back Up Program Servicer") to provide the Back Office Functions. The Back Up Services Agreement has an initial term commencing on August 1, 2005 and expiring on April 19, 2011, with one year renewal terms available.

The Back Up Services Agreement calls for a fee of one basis point (.01%) per annum on the Daily Average Balance, as defined in the Back Up Services Agreement. The minimum payments for 2006 and all subsequent contract years are $120,000 per month. As of December 31, 2005, $132,000 in related fees is included in accrued expenses in the accompanying statement of financial condition.

Software License and Technology Commitments

South Street has entered into a software license and maintenance agreement with a third party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide certain software and maintenance services used to operate the Repo Program. The agreement provides for South Street to pay a $65,000 monthly lease fee through April 2007.

Operating Lease

The Company entered into a non-cancelable operating lease for its office space (the "Office Lease") with an affiliate of the Original Program Servicer. Future minimum payments under this operating lease are as follows:

2006	$ 100,584
2007	100,584
2008	100,584
2009	100,584
2010	67,056
	$ 469,392

In accordance with the provision of the Office Lease, the monthly rent payments escalate over the term of the lease. Additionally, the Company received a two-month rent abatement at the inception of the Office Lease.

General

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

8. Fair Value of Financial Instruments

All financial insturments are stated at fair value or amounts that approximate fair value due to their short term nature.

9. Net Capital Requirements

South Street is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, South Street is required to maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2005, South Street had net capital of $247,001,265 which was $246,751,265 above its required net capital of $250,000.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2005, the Company was not required to and did not hold any customer money or securities.

10. Subsequent Event

On February 3, 2006, in accordance with the Program Agreement, the Company distributed $5,264,977 to SSSF.